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CO-founder COO at KonMari Media Inc.

Hong Kong

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KZM & Company Limited

The University of Tokyo

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Experience

Founder & CEO

KZM & Company Limited

Apr 2016 – Present • 2 yrs 1 mo

Hong Kong

Member of the Executive Committee

Bai Xian Asia Institute

Aug 2015 – Present • 2 yrs 9 mos

Hong Kong

Headquartered in Hong Kong, Bai Xian Asia Institute (BXAI) is an independent academic organisation funded by Bai Xian Education Foundation to implement and administer the Asian Future Leaders Scholarship Program, promoting international student mobility as a catalyst for communication, cooperation and understanding amongst young Asians.

Apollo Global Management LLC

Associate

Apollo Global Management LLC

Sep 2012 – Apr 2016 • 3 yrs 8 mos

Hong Kong

Worked at one of the largest US private equity firms in its Hong Kong office to cover the Asia Pacific regions, as the first Japanese investment professional in Apollo's history.

- Managed financial due diligence of a carve-out deal (Total Enterprise Value: ~$1bn) from one of the largest Australian construction companies, analyzing various complicated scenarios

to an actual credit investment
- Led a potential overseas co-investment project in the LNG brown field project in Australia with a Japanese trading house
- Took a responsibility of communications, negotiations and relationship management with senior members in Japanese counterparties including banks, consultants, legal advisors and corporate executives



Associate
MBK Partners
Jun 2011 – Sep 2012 • 1 yr 4 mos
Tokyo, Japan

One of the largest private equity funds in Asia, with over US$3.7 billion AUM. Joined as the youngest member in terms of the professional career year and was exceptionally accepted as an associate role.

- Proactively involved in business development projects into China for a portfolio company in the jewelry sector with its managements and specified the target areas to open new retail shops based on simulation analysis
- Took a key role in the due diligence of a brand goods retailer, managing the deal process as well as various advisors in the fields of accounting, legal and business on behalf of the deal team
- Suggested and implemented an operational strategy to improve the overall customer relationship management of a portfolio company, working directly with the COO



Analyst
Advent International
Nov 2010 – Mar 2011 • 5 mos
Tokyo, Japan

One of the top-tier private equity funds globally, with a Japan-focused ~$600 million fund at the time. Joined as exceptionally the youngest member.

- Conducted thorough analysis and corporate valuation of a target company engaged in financial services, intensively discussing the feasible business plan with the CEO of the target company
- Led the initial negotiation for the acquisition of a payment service company with the seller, based on critical analysis of their confidential business plan

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Education



The University of Tokyo
Master's degree, European Studies, GPA 4.0
2007 – 2009



The University of Tokyo
Bachelor's degree, French Area Studies
2002 – 2007
Activities and Societies: Jing Forum (2006-2008) President at Japanese Chess Club (2003)